

Mail Stop 3561

April 21, 2016

Nathaniel A. Brown
Controller and Principal Financial Officer
TC Pipelines LP
700 Louisiana Street, Suite 700
Houston, Texas 77002

> **Re: TC Pipelines LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Response Dated April 14, 2016**
> **File No. 1-35358**

Dear Mr. Brown:

We have reviewed your April 14, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 4, 2016 letter.

Investing Activities on Pipeline Systems, page 54

1. We note your response to comment 2. Please also include a note which discloses why your table on page 54 does not agree to total capital expenditures as presented in the statements of cash flows or disclose a reconciliation of the amounts.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Donna Di Silvio, Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products